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                             February 22, 2021

       Nicholas Brunet
       Executive Vice President & Chief Financial Officer
       Lion Electric Co
       921 chemin de la Rivi  re-du-Nord
       Saint-J  r  me (Qu  bec) J7Y 5G2

                                                        Re: Lion Electric Co
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form F-4
                                                            Filed February 10,
2021
                                                            File No. 333-251847

       Dear Mr. Brunet:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 27, 2021 letter.

       Amended Registration Statement on Form F-4

       Summary Term Sheet, page i

   1. We note your response to comment 4. Please revise to state that you believe that Lion is a
                                                        North American leader
in electric transportation.
       Will Lion obtain new financing in connection with the Business Combination?, page vi

   2. We note your revisions on response to comment 5. Please state the market value of the
                                                        20,040,200 shares based
on the per share price of the NGA common stock.
 Nicholas Brunet
FirstName  LastNameNicholas  Brunet
Lion Electric Co
Comapany22,
February   NameLion
              2021  Electric Co
February
Page 2 22, 2021 Page 2
FirstName LastName
Contractual Arrangements with Affiliates of Amazon.com, Inc., page 146

3. We note your response to comment 22 and are unable to agree that you are not required to file the MPA as an exhibit to the registration statement. Although the Specified Customer is not obligated to purchase a minimum quantity of vehicles, we note that Lion will be required to reserve manufacturing capacity in such volumes that it appears that the company's future success is substantially dependent on the MPA. Further, we believe that the agreement may be required pursuant to Item 601(b)(10)(ii)(A), since an affiliate of the
         Specified Customer will receive a warrant that grants it the right to acquire up 19.99% of the issued outstanding common shares of the company.
       You may contact Heather Clark at 202-551-3624 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing